Exhibit (a)(10)

Cancellation of Stock Options, RSUs and/or PBRSUs in connection with the Acquisition by Convergys Don Brown Human Resources

Introduction This meeting is for holders of Intervoice stock options (SOs), restricted stock units (RSUs), and/or performance based restricted stock units (PBRSUs) under our stock option and stock incentive plans The purpose of the meeting is to discuss the treatment of your outstanding SOs, RSUs, and/or PBRSUs in connection with the acquisition by Convergys This meeting will not address the tender offer by Convergys for the outstanding shares of the Company's common stock, which is discussed in the Company's Schedule 14D-9 and Convergys' Form SC To-T filed with the SEC on August 1, 2008 (copies of which are available at www.intervoice.com under Company, investor relations, SEC Filings). For any questions regarding the tender offer, call Information Agent for the offer, Georgeson, at (888) 201-2098. 2

Cancellation of all SOs, RSUs, and PBRSUs The Merger Agreement requires us to take steps to cancel all outstanding SOs, RSUs and PBRSUs, whether vested or unvested, at the effective time of the merger in exchange for the right to receive a cash payment for any value associated with such awards Based on certain plan requirements and for tax reasons, we are requesting that you acknowledge and agree to cancel and settle your outstanding equity awards and equity award agreements 3

How is the Cash Payment calculated? SOs Option Price greater than or equal to $8.25 per share No Cash Payment Option Price less than $8.25 per share ($8.25 - [option price]) x [# of shares covered] = Cash Payment* RSUs and PBRSUs ($8.25 x [# shares covered]) = Cash Payment* * (1) Exchange rate where applicable will be as of the effective date of the merger * (2) Less applicable withholding taxes US: generally 25% Federal income tax, 6.2% Social Security (taxable wage base is $102K), and 1.45% Medicare 4

What is the timing of Cash Payments U.S. Payroll SOs, PBRSUs, and RSUs not subject to 409A* - within 5 business days following the effective date of the merger RSUs subject to 409A* - on January 2, 2009 The Equity Grant Summary attached to the letter we sent you entitled Cancellation of Stock Options, RSUs and PBRSUs ..., will have a "Y" in the "Subject to 409A" column for any award that is subject to Section 409A International Payrolls SOs, RSUs, and PBRSUs - within 5 business days following the effective date of the merger * Section 409A of the Internal Revenue Code is the U.S. tax law governing nonqualified deferred compensation 5

Exhibit A - Part 2 Example 6

What must I do to receive my Cash Payment? You must sign Page 3 and initial Page 4 of your personalized letter and return all four pages of the letter to Human Resources on or before August 22, 2008 Email: don.brown@intervoice.com Fax: 972.454.3195 By signing and initialing your personalized letter, you agree to the terms listed on Page 2 of your letter, including the following: That both the representations and warranties stated in the letter and the information on Exhibit A are true, correct and complete With the provisions of the letter summarizing the terms of your equity awards and the Company's obligation to make any payments to you in connection with the cancellation of such awards That Intervoice and Convergys Corporation may rely upon your letter and your representations and agreements that you have made 7

What happens if I don't sign and return my letter? You will have an award agreement covering shares of a wholly owned subsidiary of Convergys that can't be publicly traded following the closing of the merger If you have further questions related to this matter, you should contact your own legal or tax advisor 8

How will cash payments be made? Your Cash Payment, if any, for your SOs, RSUs and/or PBRSUs will be paid in the same method as your regular payroll Electronic fund transfer (EFT) using your current ACH data Manual check If you are a U.S. payroll employee who is on EFT, you may elect to receive a manual check by emailing Helen Arvesen on or before August 22, 2008 9

This Presentation is subject to the terms and conditions of the letter from the Company to you dated August 4, 2008 referencing Cancellation of Stock Options, RSUs and PBRSUs in Connection with Acquisition by Convergys 10

Important Information This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Convergys Corporation has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice has filed a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission's website at www.sec.gov. In addition, copies of these documents and other filings containing information about Intervoice and the transaction can be obtained by all Intervoice shareholders, option holders and restricted stock unit holders, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice's website, www.intervoice.com. 11

Q&A Questions 12